UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Tomo Technologies, Inc., d/b/a "GoBe"

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

January 23, 2018

Physical Address of Issuer:

4312 Windlass Court, Raleigh, NC 27616

Website of Issuer:

https://www.gobekids.co

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$535,000

Deadline to reach the Target Offering Amount:

March 1, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

2

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$856,931	$214,047
Cash & Cash Equivalents	$103,486	$12,402
Accounts Receivable	$0	$0
Short-term Debt	$24,682	$21,145
Long-term Debt	$1,142,481	$321,938
Revenues/Sales	$1,291,604	$717,578
Cost of Goods Sold*	$1,066,770	$260,868
Taxes Paid	$0	$0
Net Income	($233,000)	($45,310)

*Cost of Revenue in Financial Statements

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 8, 2022

Tomo Technologies, Inc., d/b/a "GoBe"


GöBe

Up to $535,000 of Crowd SAFE (Simple Agreement for Future Equity)

Tomo Technologies, Inc., d/b/a "GoBe" ("**GoBe**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $535,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by March 1, 2023 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with a qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$53,500	$3,210	$50,290
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$535,000	$32,100	$502,900

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.gobekids.co.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/go-be.

The date of this Form C is July 8, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Tomo Technologies, Inc., d/b/a "GoBe" creates snack containers for young children and is a Delaware corporation, incorporated on January 23, 2018.

The Company is located at 4312 Windlass Court, Raleigh, NC 27616.

The Company's website is https://www.gobekids.co.

The Company is conducts business in North Carolina, and sells its products through the Internet in all fifty states, and through distributor partnerships in Canada and Germany.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/go-be (the "Deal Page") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	535,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	535,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 +
Maximum Individual Purchase Amount	$53,500
Offering Deadline	March 1, 2023
Use of Proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 29.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2022 and into the future due to COVID-19, the Company's revenue has been adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 20,000,000 shares of common stock, of which 10,122,191 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

A majority of the Company is owned by two owners.

The Company is currently controlled by a one-person board of directors appointed by the holders of the Company's capital stock who together hold 79% of the outstanding capital stock of the Company. Subject to any fiduciary duties owed to the other owners or investors under Delaware law, these majority owners may be able to exercise significant influence through their board appointments. The board of directors is responsible for approving significant Company transactions, and will have significant control over the Company's budget, management and policies. These owners may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership and board control could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their board influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to stockholder approval.

The Company has indicated that it has engaged in certain transactions with related persons.

The Company has received a loan from Joseph Blanch, who is an officer, director, and a major holder of the outstanding equity interests in the Company. Such transaction is not the result of an arm's length negotiation, and it is possible that the Company could have conducted a similar transaction with a third party, on more favorable terms. Please see the section entitled "*Transactions with Related Persons and Conflicts of Interest*" for further details.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in operations including higher re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

As we expand our business, protecting our intellectual property will become increasingly important.

The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management' s attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses, we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices or more generally of our business. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences may result in the need for our products to change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse effect on our business.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

GoBe is in the business of innovating products and services to make eating for parents and children the best possible experience. GoBe produces a snack container for young children, which allows parents to serve multiple options at once (including fresh fruit) in one sleek spill-resistant container that most children can use and manipulate autonomously. We're a product development company that does our own research and development and sells our products both directly to the consumer, wholesales, and through distribution partnerships.

Business Plan

We turned its first profitable month in April 2020, and we intend to operate profitably going forward, except where investing in future growth may cause us to temporarily operate at a loss. We will pursue growth by creating a strong brand name around GoBe and its suite of products. For the next 12 months or so we will primarily distribute our products through direct to consumer, ecommerce and retail throughout the U.S. and Canada.

Additionally we have a distribution partnership with a European distributor in Germany and together with that partner we will work to grow the European market. Additionally we will pursue distribution partnerships in Australia and Northeast Asia (China, South Korea, Japan, etc.). In 2022 and 2023 we will seek opportunities to sell in the U.S. through retail partnerships with Target, Bed Bath and Beyond, and Walmart, etc. Establishing strong distribution channels is the main focus for GoBe's growth together with new product development.

The Company's Products and/or Services

Product / Service	Description	Current Market
GoBe Snack Spinner (Product)	Snack container/dispenser with five (5) compartments that indexes with the push of a button to allow access to only one compartment at a time.	1. Direct to consumer e-commerce market: moms of toddlers and preschoolers. Retail stores, wholesale market: distributors overseas and baby boutique shops domestically.

Competition

Munchkin Snack Catcher, Tupperware containers, ZipLock plastic bags, prepackaged food. The GoBe Snack Spinner competes with other food containers that parents use to serve food to their children. However, GoBe's differentiating features include that it allows parents to serve multiple options at once (including fresh fruit) in one sleek spill-resistant container that most children can use and manipulate autonomously.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

We sell our product on the direct-to-consumer market. Our customers are moms of young children (approx. 90%). They care deeply about their kids development and want to be good parents. Another key target audience is grandparents (approx. 10%). The Company sources its customers through the following sales channels:

1. Ecommerce - Facebook, Instagram, Google Adwords, Amazon
2. Ecommerce - GoBe Ambassadors + Word of Mouth Marketing
3. Distribution partners - German distributor and Canadian distributor
4. Retail

Supply Chain

Currently the company uses manufactures its product through one contract manufacturer based in China, which has factories in both China and in southeast Asia. If the Company's manufacturer were to experience a disruption of any kind, the Company would be able to shift production to alternative contract manufacturers that the Company has previously vetted, with minimal delay.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
16711491	Snack Containment and Dispensing Apparatus and Use Thereof	Utility Patent	December 12, 2019	March 1, 2022	United States
29716782	Snack Containment and Dispensing Apparatus	Design Patent	December 12, 2019	Pending	United States
88302069	GoBe	Service Mark	February 14, 2019	September 10, 2019	United States
97372583	GoBe Kids	Service Mark	April 20, 2022	Pending	United States
97374043	Snack Spinner	Service Mark	April 21, 2022	Pending	United States
97374116	Snack.Spin. Repeat	Service Mark	April 21, 2022	Pending	United States
97374403	GoBe	Logo Mark	April 21, 2022	Pending	United States
97374248	Snack more, spill less, play happy	Service Mark	April 21, 2022	Pending	United States
17588372	Snack Containment and Dispensing Apparatus and Use Thereof	Utility Patent (CIP)	January 31, 2022	Pending	United States
17477699	Spinning snack container with attached lunchbox	Utility Patent	September 17, 2021	Pending	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$32,100
Inventory COGS	94%	$23,500	94%	$502,900
Total	**100%**	**$25,000**	**100%**	**$535,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

If the Target Offering Amount is raised, 94% of the money raised will be used for inventory. If the Maximum Offering Amount is raised, 94% of the money raised will be used for inventory purchases to fulfill increased demand by retail partnerships.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors and Officers:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Joseph Blanch	Chief Executive Officer & Director, Co-founder .	Tomo Technologies, Inc., Chief Executive Officer & Director (January 2018 – Present); Employment Responsibilities- Make and test hypotheses for business model; negotiate deals; business strategy; innovation pipeline. Present Hall Labs, R&D, Mechanical Engineer (June 2015 – June 2017) Employment Responsibilities - Research and develop new smart home products	**Brigham Young University**, B.S., Mechanical Engineering (2014)
Solandra Moran-Blanch	Vice President & Co-founder	Tomo Technologies, Inc., Chief Executive Officer & Director (January 2018 – Present)	**Brigham Young University**, BS

		Employment Responsibilities – Make and test hypotheses for business strategy; making and maintaining relationships with key partners	in Public Health (2016)
Allison Dugger	Chief Operating Officer	Tomo Technologies, Inc., Chief Executive Officer & Director (January 2022-Present) Employment Responsibilities – Day to day operations; finance; HR; customer service; managing team SAGA Supply LLC; Owner (2020-Present) Employment Responsibilities - E-commerce account management services University of Dayton; Operations (2010-2021) Employment Responsibilities - operations and event management	**University of Michigan,** BS in Sports Management (2007); **Michigan State University,** Masters in Sports Administration (2009)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 20,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 10,122,191 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,122,191
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional shares of Common Stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	77.62%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	2018 Stock Option Plan
Amount Authorized / Amount Outstanding	2,000,000 / 500,000
Par Value Per Share	$0.0001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional shares of Common Stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	15.34%

Type	Convertible Note
Face Value	$5,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Interest rate of 4% per annum.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes at a later date. The availability of any shares of the Company's capital stock issued pursuant to the conversion of such convertible notes may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.04%

Type	Crowd SAFE
Face Value	$175,137
Securities Outstanding	515
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $4,000,000 Discount: 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of the Company's capital stock issued pursuant to the conversion of such convertible notes may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Term Loan
Creditor	Celtic Bank (Kabbage Loan)
Amount Outstanding	$34,444
Interest Rate and Amortization Schedule	Fee Based Loan. No outstanding fees. Monthly Payments: $1,326.15
Description of Collateral	All of the Company's assets
Maturity Date	Loan has a twelve (12) month term, however, the Company's term under this loan was extended to 42 months under a payment plan. Completion Date: January 5, 2024
Date Entered Into	October 16, 2019

Type	Line of Credit
Creditor	SBL Holdings, LLC
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	APR: 12% Monthly Payments: 1% interest payment on outstanding principal paid monthly on 1st day of each month
Description of Collateral	Unsecured
Maturity Date	August 1, 2023
Date Entered Into	August 1, 2021

Type	Small Business Loan
Creditor	U.S. Small Business Association
Amount Outstanding	$199,944
Interest Rate and Amortization Schedule	Interest Rate: 3.75 % per annum Monthly Payments: $1,024
Description of Collateral	The Collateral in which this security interest is granted includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, I documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.
Maturity Date	October 27, 2051
Date Entered Into	October 27, 2021

Type	PPP Loan
Creditor	Small Business Administration
Amount Outstanding	$18,976
Interest Rate and Amortization Schedule	1% per annum. For the period beginning on the date of issuance of the note, and ending six (6) months thereafter, no payments will be due. Thereafter, monthly payments of principal and interest in an unspecified amount will be due. Any principal balance and interest due thereon outstanding on the maturity date of the note, will be due and payable on the maturity date, unless such amounts are forgiven under the terms of the loan.
Description of Collateral	Unsecured
Other Material Terms	The principal amount of the loan may be forgivable under the terms of the U.S. Small Business Administration's "Paycheck Protection Program" created pursuant to Section 1102 of the Coronavirus Aid, Relief, and Economic Security Act, commonly referred to as the "Cares Act".
Maturity Date	May 14, 2022
Date Entered Into	May 14, 2020

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Solanda Moran Blanch	4,500,000 shares of common stock	44.46%
Joseph Blanch	3,500,000 shares of common stock	34.58%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Tomo Technologies, Inc., d/b/a "GoBe“ ("the **Company**") was incorporated on January 23, 2018 under the laws of the State of Delaware, and is headquartered in Raleigh, NC.

Cash and Cash Equivalents

As of June 30, 2022 the Company had an aggregate of $135,806 in cash and cash equivalents, leaving the Company with approximately 9 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled “*Use of Proceeds*”, which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to purchase new tooling molds for manufacturing in 2022. The value is approximately $200,000.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$0	1,622,191 shares	-	April 20, 2020	Section 4(a)(2)
Convertible Note	$20,000	1 Note	Product Development, Market Testing, and General Working Capital	April 19, 2018	Section 4(a)(2)
Convertible Note	$36,000	1 Note	Product Development, Market Testing, and General Working Capital	April 2, 2018	Section 4(a)(2)
Common Stock	$150	1,500,000 shares	Product Development, Market Testing, and General Working Capital	June 27, 2019	Rule 701
Common Stock	$800	8,000,000 shares	Product Development, Market Testing, and General Working Capital	February 6, 2018	Section 4(a)(2)
Convertible Note	$5,000	1 Note	Legal Fees	February 7, 2018	Section 4(a)(2)
Crowd SAFE	$175,137	515 SAFEs	Cost of Goods	November 5, 2020	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- On February 6, 2018, the Company's Chief Executive Officer, Joseph Blanch, purchased 8,000,000 shares of Common Stock at a purchase price of $800 pursuant to the Restricted Stock Purchase Agreement.
- On April 17, 2020, the Company's Chief Executive Officer, Joseph Blanch, transferred 4,500,000 shares of Common Stock to the Company's Vice President, Solanda Moran-Blanch.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $535,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by March 1, 2023 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $53,500, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $8,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $8,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Joseph Blanch Joseph Blanch
(Signature)

Joseph Blanch
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Joseph Blanch Joseph Blanch
(Signature)

Joseph Blanch
(Name)

Director
(Title)

July 8, 2022
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

TOMO TECHNOLOGIES, INC

Unaudited financial statements
Years ended December 31, 2021, and 2020.

With independent accountant's review report

TOMO TECHNOLOGIES, INC
Table of contents
Years ended December 31, 2021 and 2020
(Unaudited)

To the Board of Directors
TOMO TECHNOLOGIES, INC
Raleigh, NC

I have reviewed the accompanying financial statements of Tomo Technologies, Inc (a corporation), which comprise the balance sheet as of December 31, 2021, and 2020 and the related income statement, changes in stockholder's equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis or reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Stephanie Rodriguez
Stephanie Rodriguez
Lic # AC46633
Miami, FL
April 29th, 2022

TOMO TECHNOLOGIES, INC
Balance Sheets
December 31, 2021, and 2020
(Unaudited)

	Notes	2021	2020
Assets			
Current assets			
Cash and cash equivalents	2	103.486	12.402
Inventory	3	629.700	177.336
Total current assets		733.186	189.738
Non-current assets			
Property and equipment	2	88.045	7.799
Stockholder's receivable		35,700	16,510
Total non-current assets		123,745	24,309
Total assets		856,931	214,047
Liabilities and stockholder's equity			
Liabilities			
Current liabilities			
Credit card		6.033	223
Loans	5	15,200	17,600
Other current liabilities	4	3,449	3,322
Total current liabilities		24,682	21,145
Non-current liabilities			
Loans	5	1,081,481	229,366
Convertible notes	6	61,000	61,000
Stockholder's liability		-	31,572
Total non-current liabilities		1,142,481	321,938
Total liabilities		1,390,041	343,083
Stockholder's equity			
Additional paid-in capital SAFEs	7	176,804	125,000
Net Loss		(487,036)	(254,036)
Total stockholder´s equity		(310,232)	(129,036)
Total liabilities and stockholder's equity		856,931	214,047

See independent accountant's review report and the notes to the financial statements

TOMO TECHNOLOGIES, INC
Income Statements
Years ended December 31, 2021, and 2020
(Unaudited)

	2021	2020
Gross profit		
Revenue	1,291,604	717,578
Cost of revenue	1,066,770	260,868
Gross profit	224,834	456,710
Operating expenses		
Sales, general and administrative	203,789	286,394
Payroll expenses	213,555	141,335
Depreciation and amortization	34,754	55,163
Total operating expenses	452,098	482,892
Net operating loss	(227,264)	(26,182)
Non-operating income (expenses)		
Other income	6,696	37,008
Other expenses	(12,432)	(56,136)
Total non-operating income (expenses)	(5,736)	(19,128)
Net loss	(233,000)	(45,310)

See independent accountant's review report and the notes to the financial statements

TOMO TECHNOLOGIES, INC
Statements of changes in stockholders' equity
Years ended December 31, 2021 and 2020
(Unaudited)

	Shares	Additional paid in capital Crowd SAFE	Accumulated deficit	Total stockholder's equity
Ending balance, December 31, 2019	10,000,000	-	(208,726)	(208,726)
Common Stock	1,122,191	-	-	-
Additional paid in capital Crowd SAFE		125,000	-	125,000
Net loss	-	-	(45,310)	(45,310)
Ending balance, December 31, 2020	11,122,191	125,000	(254,036)	(129,036)
Common Stock	-	-	-	-
Additional paid in capital Crowd SAFE		51,804	-	51,804
Net loss	-	-	(233,000)	(233,000)
Ending balance, December 31, 2021	11,122,191	176,804	(487,036)	(310,232)

See independent accountant's review report and the notes to the financial statements

TOMO TECHNOLOGIES, INC
Statements of cash flows
Years ended December 31, 2021 and 2020
(Unaudited)

	2021	2020
Cash flows from operating activities		
Net loss	(233,000)	(45,310)
Adjustments to reconcile net loss to net cash used for operations:		
Depreciation and amortization	34,754	55,163
(Increase) decrease in assets	-	-
Inventory	(452,364)	(165,576)
Increase (decrease) in liabilities		
Accounts Payable	-	(11,760)
Other current liabilities	127	(576)
Cash flows used in operating activities	(650,483)	(168,059)
Cash flows from investing activities		
Property and equipment	(115,000)	(12,559)
Cash flows used in investing activities	(115,000)	(12,559)
Cash flows from financing activities		
Credit cards	5,810	223
Loans	1,026,519	71,133
Common stock	32,614	125,000
Additional paid-in capital SAFEs	(176,804)	-
Stockholder's receivable	(31,572)	(10,428)
Cash flows provided by financing activities	856,567	185,928
Net (decrease) increase in cash	91,084	5,310
Cash at beginning of year	12,402	7,092
Cash at end of year	103,486	12,402

See independent accountant's review report and the notes to the financial statements

NOTE 1 - NATURE OF OPERATIONS

Tomo Technologies, Inc. (the "Company") is a Delaware corporation incorporated on January 23, 2018. The Company makes and sells a snack container. The company began operations in 2018, and it´s headquarters are in Raleigh, North Carolina.

Since inception, the Company has relied on the issuance of convertible notes, securing loans, and the issuance of stock to fund its operations. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern.

During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

b) Fiscal year

The company operates on a December 31st year-end.

c) Going concern

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

d) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

(Expressed in US$)

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

e) Risks and uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The COVID-19 Pandemic has negatively impacted the macroeconomic environment in the U.S. and globally. This business, has been affected - including its operations and financial condition. Due to the evolving and uncertain nature of COVID-19, it is reasonably possible that it could materially impact the financial statements estimates, particularly those that require consideration of forecasted financial information.

The magnitude of the impact that COVID-19 has on the business going forward will depend on numerous evolving factors that we may not be able to accurately predict nor control - including the duration and extent of the pandemic; the impact of federal, state, local, and foreign governmental actions; changes in consumer behavior in response to the pandemic and such governmental actions; and economic and operating conditions faced in the pandemic's aftermath.

f) Concentrations of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

g) Cash and cash equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2021, the Company had $12,402 and $103,486 of cash on hand, respectively.

h) Accounts receivable

Trade receivables due from customers are uncollateralized customer obligations due. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2021 and 2020 the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

(Expressed in US$)

i) Property and equipment

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

Property and equipment consisted of the following as of December 31, 2021, and 2020:

	2021	2020
Equipment tooling	65,660	65,660
Manufacturing molds	115,000	-
Property and equipment, gross	180,660	65,660
Accumulated depreciation	(92,615)	(57,861)
Property and equipment, net	88,045	7,799

j) Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that

(Expressed in US$)

are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

k) Income taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2021 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020, The Company is taxed as a “C” Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

The Company has not filed its income tax return for the period ended December 31, 2021, which when filed will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

l) Revenue recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling snack containers. The Company’s payments are generally collected upfront. For years ending December 31, 2021 and 2020 the Company recognized $1,291,604 and $717,578 in net revenue respectively.

m) Advertising

The company expenses advertising costs as they are incurred.

(Expressed in US$)

n) Recent accounting pronouncements

In February 2019, FASB issued ASU No, 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No, 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC, Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 - INVENTORY

Inventory consisted of the following as of December 31, 2021, and 2020:

	2021	2020
Snack containers	629,700	177,336
	629,700	177,336

(Expressed in US$)

NOTE 4 – OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following as of December 31, 2021, and 2020:

	2021	2020
Payroll and sales taxes	3,449	3,322
	3,449	3,322

NOTE 5 - LOANS

Loans consisted of the following as of December 31, 2021, and 2020:

	2021	2020
Current:		
SBA Loan 2020	15,200	17,600
Total current	15,200	17,600
Non-current:		
Kabbage Loan	34,443	47,883
PPP Loan	18,976	18,976
Sam's Club Program Loan	700,000	-
SBA Loan	199,944	-
SBA Loan 2019	117,000	132,600
SBA Loan	11,118	29,907
Total non-current	1,081,481	229,366
Total loans	1,096,681	246,966

Non-current

Kabbage Loan - $34,444 balance as of December 31, 2021. This is a fee-based loan and there are no interest or fees left to pay on this loan as all fees have been paid already. The principal balance is the only thing left to pay. Principal payments of $1,326,15 are made monthly. The completion date for this loan is January 5, 2024,

SBA PPP Loan of $18,976 initiated on May 14, 2020. This loan was part of the Paycheck Protection Program (PPP) from the SBA as part of the government's relief program in response to the pandemic. This PPP loan is expected to be forgiven February 2022. The PPP Loan forgiveness application is currently being reviewed for a decision. This loan has 1% interest with an initiation date of May 14, 2020.

(Expressed in US$)

Sam's Club Program Loan $700,000 principal amount. This loan began on August 10, 2021, with a 5% interest rate. Loan due date is February 1, 2022, for a balloon payment of $716,983,58 (loan payoff amount).

SBA EIDL Business Loan - $199,944 balance as of December 31, 2021 with a 3,75% interest rate with no payments for the first 24 months ending on October 27, 2023 after which the loan will have monthly payments of $1,024. The balance of principal and interest is payable 30 years from the date of the promissory note. This loan is secured by collateral (assets and property of the company).

SBL Loan $11,118 balance as of December 31, 2021. This loan has been paid off as of the date of this report. There are no more payments to be made on this loan.

NOTE 6 – CONVERTIBLE NOTES

Engagement Agreement and Convertible Promissory Note with Patent Law Works LLP

On February 7, 2018, the company entered into an Engagement Agreement with Patent Law Works LLP ("PLW"). The Agreement provided a basis for the company to receive from PLW selected legal services of legal representation and the establishment of an attorney-client relationship by and between the parties, by which PLW would represent the company with respect to intellectual property matters including patent strategy, patent counseling, and patent prosecution. As payment of PLW's invoices, the company agreed and offered to PLW equity interest equivalent to the $5,000 fee in order to avoid a cash payment.

Consequently, a Convertible Promissory Note between the company and Patent Law Works LLP was in force at the aforementioned date, by which the company agreed to pay $5,000 to PLW as principal balance ("Principal Amount"), together with simple interest thereon from the date of the Note, at a rate equal to 4.0% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. PLW was granted the right to optional conversion of the Principal Amount into a number of shares upon a Financing Event and a Change of Control as well as the right to automatic conversion upon IPO, all pursuant to the terms set forth in the Note.

Promissory Note

On August 1, 2021, the Company received an extension on the maturity date of a line of credit (promissory note) for a total of $150,000 borrowed principal with an interest rate of 12% annually and a maturity date of August 1, 2023. The Company is to pay accrued interest in monthly payments beginning August 1, 2021, and a balloon payment of any outstanding principal at the maturity date.

NOTE 7 - STOCKHOLDER'S EQUITY

Common Stock

Authorized 20,000,000 shares, par value $0,0001, issued and outstanding 10,122,191 and 10,122,191 as of December 31, 2020, and 2021, respectively. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current

(Expressed in US$)

operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company.

On April 20, 2020, the company entered into an Equity Purchase Agreement with SBL Holdings, LLC, by which the latter purchased from the company the sum of 1,622,191 shares/units (the "Equity") of the company's Common Stock. In exchange, the Purchaser agreed to the conversion of all outstanding convertible notes and debt owed to Purchaser by the company as consideration (the "Consideration"). Price per share pursuant to the terms and covenants set forth therein will be calculated pursuant to the conversion terms of the applicable outstanding convertible notes, and the shares were initially issued uncertified.

Crowd SAFE

The Company has issued $176,804 in unsecured Crowd SAFE. The Crowd SAFE conversion price is the lesser price of 80% of the price per share of stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $4,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Note.

Restricted Stock Purchase Agreement and Equity Acceleration Agreement with Joseph Blanch

On February 6, 2018, the company entered into a Restricted Stock Purchase Agreement with Joseph Blanch, the company's CEO and Co-Founder, by which the latter purchased 8,000,000 shares of the Stock (the "Restricted Stock") at a purchase price of $0.0001, amounting to $800.00 as total purchase price, paid in cash by Mr. Blanch. It was agreed by the parties that the Restricted Stock was subject to repurchase option, and that on the date 12 months from June 1, 2017 (the "Vesting Anniversary Date"), 12/48th Restricted Stock shall vest and be released from such repurchase option on a monthly basis measured from the Vesting Anniversary Date, until all Restricted Stock is released from the repurchase option.

Furthermore, on April 15, 2019, the company entered with Mr. Blanch in an Equity Acceleration Agreement by which the parties expressed their agreement to accelerate Mr. Blanch's equity, thereby accelerating in full and fully releasing all Restricted Stock from the company's repurchase option set forth in the Restricted Stock Purchase Agreement. Equity acceleration was agreed for various reasons, also on tax grounds.

Equity Power and Assignment

On April 17, 2020, Joseph Blanch, in his capacity as company's equity holder, sold, assigned and transferred an amount of 4,500,000 Common Shares as assigned equity (the "Assigned Equity") to Solanda Moran Blanch, the company's Co-Founder. The Assigned Equity was certified and held under Mrs. Blanch's name on the company's books as of immediately prior to the effective assignment, and the company's secretary was thereby irrevocably constituted and appointed as attorney-in-fact to transfer the Assigned Equity to Mrs. Blanch.

Employment of Westin Dangerfield and related stock agreements

(Expressed in US$)

On November 1, 2018, the company offered Mr. Westin Dangerfield a position of employment through certain Employment Offer Letter sent to the latter. Pursuant to the terms and covenants set forth in the aforementioned letter and the additional agreements attached thereto, the company offered a base salary of $52,000 per year, in addition to an Incentive Stock Option of $1,500,000 shares (the "Equity"), with a price equal to the fair market value of the company's common stock as determined by the Board on the date that the equity grant is approved. Additional agreements such as a Proprietary Information and Inventions Assignment Agreement and a Non-Competition Agreement were executed by both parties.

On June 22, 2019, the Employment Offer Letter was accepted by Mr. Dangerfield.

On June 27, 2019, the company and Mr. Dangerfield entered into an Equity Purchase Agreement, by which the latter purchased from the company the Equity at a $0.0001 price per share. Moreover, the parties also entered into an Equity Restriction Agreement that granted a repurchase option to the company with respect to Mr. Dangerfield's Equity. Such repurchase right was exercised by the company through a Stock Assignment Separate from Certificate, in accordance with which Mr. Dangerfield sold, assigned and transferred to the company the Equity he once purchased.

On May 20, 2020, the company sent a Termination of Services Notice to Mr. Dangerfield, thereby terminating their employment relationship. The company ceased to vest and repurchased any and all unvested equity to that date.

NOTE 8 - SUBSEQUENT EVENTS

Crowdfunding offering,

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum, The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic,com"), The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Action by Unanimous Written Consent of the Board of Directors Pursuant of The CrowdSAFE Agreement

The company's board of directors approved an Action by Unanimous Written Consent, pursuant to certain CrowdSAFE Agreement, that provided a legal basis for the company to pursue investment capital from various investors in an aggregate amount of up to $1,070,000. The board approved all necessary transaction terms to conduct its crowdfunding campaign and authorized and empowered the company's representatives to take reasonable steps toward a successful consecution of the crowdfunding campaign.

Management's Evaluation

Management has evaluated subsequent events through April 29th, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.


Republic

Company Name	GoBe
Logo	 GöBe
Headline	The ultimate snack container that's literally brain-changing for kids
Slides	
Tags	

Pitch text

Summary

- 81% of customers recommend GoBe to their friends
- $2.7M sales in the last 12 months
- Successful 2020 Republic campaign with 500+ investors
- $400M exit target

Problem

Feeding young kids is a stressful experience



Most parents can relate to the **Rule of Three:** for every 3 meals they give their toddler, the child will **eat one, play with one, and ignore one.**

Combine that with accidental spills and messes, rapidly changing tastes, and frequent power struggles; feeding young children becomes a daily struggle for millions of parents. GoBe provides them with tools to **create more positive feeding experiences** for both the parent and the child.

Solution

A solution kids love, backed by science


Division of
Responsibilities
On-The-Go!
Fun Push
Button
5 Snacks
Flip Door
GöBe
Snack Spinner

The GoBe Snack Spinner is more than just a fun snack container.

Decades of extensive research shows that **choice and autonomy** are key to children forming a positive relationship with food; in turn guarding against future eating disorders and obesity.

The GoBe Snack Spinner makes this possible by creating a **division of responsibilities** when it comes to food. With GoBe, the **parent provides** and the **child decides**.

We've heard from thousands of parents that the GoBe snack spinner has helped their child become a more competent eater. We're excited to use this same design philosophy to launch several **new products** this year and next.

Product

So much more than a Snack Spinner

Your browser does not support HTML5 video.

Product Timeline

After hundreds of conversations with our customers, GoBe is expanding beyond snack time.

Every new GoBe product is designed to be **fun, fascinating, simple, and colorful**. Using them feels like playing, and there is intrinsic reward to every choice the child makes.


Original
Snack
Spinner
In Stores Now!
GöBe
GöBe


Large
Snack
Spinner
Fall 2022
2X capacity
GöBe


The Snack
Spinner
Lunch
Box

Fall 2022

Sandwich Ready!

Insulated Lunchbox
Bag + Ice Pack

Spoon + Fork Set


GoBe
GoBe


The
GoBe
Bento
2023
GoBe
GoBe
Food for the whole
family!


Snack Spinner 2.0
2023
GöBe
GöBe


The
No-Spill
Cup
2023
GöBe

And in case you were curious, every GoBe product is **patent protected.**

Traction

$2.9M in revenue to date


GöBe
Yearly
Revenue
2019
Gobe Launched
$2.9M
Total Revenue
100K+
Happy Customers
Year
$10M
$8M
$6M
$4M
$2M
$193K
$720K
$1.2M
$3.7M
$5.5M
$10M
Revenue
2019
2020
2021
2022
2023
2024

GoBe is trending up! In our first year we had a revenue of $193,000, which more than **tripled** in 2020. Over the last three years sales have continued to trend up, and we are currently on track to do **$3.8M in revenue** for the year 2022 alone.*

The GoBe community has grown to over **100,000 happy customers.** Over 80% of customers recommend GoBe to their friends.

** Click here for important information regarding Financial Projections which are not guaranteed.*

Customers

We have the best customers ever!


"These are unvelievable! We use them everyday and my kids love them!" - Alyssa S.
"Makes new food exposure SO easy!" - Mandy B.
"I switched from ziplocks to these and couldn't be happier! My kids LOVE them!" - Tani D.

Our customers are **parents who love their kids**. They value our toddler-resistant products and tell us the GoBe eliminates the mess and stress of feeding their children.

Our Snack Spinner has been called a 'must have' by moms and dads since our launch, and it has thousands of reviews with an average **4.5 star rating on Amazon.** We have hundreds of rave reviews that show how the GoBe develops **fine motor skills,** eliminates snack-time negotiations, and encourages picky eaters to try something new.


GöBe
Snack. Spin. Repeat.
Pampers

Business Model

6000 stores in 3 years


Walmart


TARGET


COSTCO
WHOLESALE


sam's
club

In addition to consistent online growth, our partnership with the Legacy Retail has facilitated exciting opportunities with all four retail giants: **Sam's Club, Walmart, Costco, and Target**.

Since December 2021 we have been **flying off the shelves** in over 600 Sam's Club locations nationwide. We have verbal commitments from Walmart to launch an in store test this summer, and the Snack Spinner is expected to be available on target.com by Fall 2022. Costco is reviewing the Snack Spinner as we speak.

Current places: Sam's Club, Amazon, gobe.co, hundreds of individual children's boutiques Nationwide.

Future places: Target, Costco, Walmart

Market

A disruptive solution in a $250B market



$250B
food container market value
130 Million
babies born in 2019 globally
60%
year-over-year growth

With approximately **60% year over year growth**, we are on track to becoming an important player in the food container market, **valued at $250B+**.

Now more than ever before, parents are investing in high quality products that ease parenting stress and benefit their child's development. **GoBe checks all the boxes.**

Competition

The superior snack container

In a market of stagnant solutions, GoBe has developed a superior product that **both parents and children love to use**.

The Snack Spinner can handle a huge variety of snacks, is durable, and **promotes play, choice, and healthy habits.**

We've seen **incredible traction** against competitors such as Munchkin and industry giants like Tupperware and Ziploc.



	GöBe	munchkin	Tupperware	Ziploc
VARIETY IN 1 CONTAINER	●		●	
ENGAGING + FUN	●	●		
FOR WET + DRY SNACKS	●		●	●
DEVELOPS FINE-MOTOR SKILLS	●			
PROMOTES INDEPENDENCE	●	●		
LIMITS THE MESS	●	●		
SUSTAINABLE (NOT SINGLE USE)	●	●	●	

Vision And Strategy

$400M exit target with a 50x return*



Invest in GoBe today **and become a financial stakeholder in the company**. GoBe's goal is to sell for $400M or more, so investing today could yield investors a potential 50x return on investment when GoBe is acquired or goes public.

We would be **honored to have you join us** on this exciting journey to bring healthier and happier meal times to millions of parents.

—

** Note: investing is inherently risky - so we can't guarantee results. These numbers communicate our goals for GoBe and in no way represent a guarantee return on investment.*

** Click here for important information regarding Financial Projections which are not guaranteed.*

Funding

The GoBe family


Come join us!
Republic
500+
Investors in
GöBe
...in 2020

Thanks to 500+ investors on our last Republic.com campaign, our annual sales have already **increased by nearly 500%.**

We're excited to welcome new investors as GoBe takes it's next steps. GoBe was started with the support of our customers, so it only makes sense to give this investment opportunity back to **the customers who made our success possible.**

Founders

Made by parents, for parents


Republic
Superheroes
Joseph Blanch, GoBe
The superhero dad entrepreneur

Joseph has a B.S. in Mechanical Engineering and previously designed smart kitchen technologies at Hall Labs.

Solanda has a B.S. in Public Health with an emphasis on nutrition and previously worked as a Community Health Educator serving at-risk populations at the County Health Department.

Team

	Joseph Blanch	Founder
	Necip Buber	Product Development
	Westin Dangerfield	Marketing
	Lacey Garfield	Business Development

	Ashley Wiebke	Retail Sales
	Allison Dugger	COO
	Solanda Moran-Blanch	Founder
	Paige McKinney	Graphic Designer
	Sofocles Moran	Logistics Ops
	Jesse Hull	Retail Sales
	Ryan Krause	Product Design + 3D Viz
	Kayla Schultz	Retail Sales
	Michelle Dennett	Retail Ops
	Sandy Lipkin	Patents and IP

	Bryan S.	Human Capital Advisor	
	James G.	Business Strategy Advisor	
	Brittany Barker	Retail Account Manager	
	Ian Hawkes	Marketing	
	Amber Cromar	Copy Writer	
	Tom Bishop	Supply Chain Management	
	Roy Alame	CFO Advisor	

Perks

$250	$25 gift card for gobekids.co ...that's equivalent to 1 GoBe Snack Spinner
$500	$50 gift card for gobekids.co ...that's equivalent to 2 GoBe Snack Spinners
$750	$75 gift card for gobekids.co ...that's equivalent to the Large Snack Spinner and the GoBe Lunchbox
$1,000	One-on-one Zoom call with the Founders $100 gift card for gobekids.co ...that's equivalent to 1 of everything GoBe makes
$2,500	A high-five! One-on-one Zoom call with the Founders $250 gift card for gobekids.co ...that's equivalent to 3 of everything GoBe makes (enough to share with your favorite friends)
$5,000	A limited edition GoBe Baseball Cap! And everything in the previous Bonus perks tier (that's a lot of stuff!)
$10,000	An invite to join our Board of Advisors And everything in the previous Bonus perks tier (whew!)

FAQ

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

TOMO TECHNOLOGIES, INC., d/b/a "GOBE"

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Tomo Technologies, Inc., d/b/a/ "GoBe", a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $8,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. ***Definitions***

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

(ii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. ***Company Representations***

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor’s registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor’s registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY’S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY’S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. ***Miscellaneous***

(a) The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h) All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five (25) miles of the Company's principal of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l) The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

TOMO TECHNOLOGIES, INC., d/b/a "GOBE"

By:
Name: Joseph Blanch
Title: Chief Executive Officer
Address: 4312 Windlass Court, Raleigh, NC 27616
Email: joseph@gobekids.co

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Tomo Technologies, Inc., d/b/a/ "GoBe" (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently with at the direction of the Chief Executive Officer of Tomo Technologies, Inc., d/b/a/ "GoBe." Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term"** the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Youngro Lee, President

Date:

COMPANY:

TOMO TECHNOLOGIES, INC., d/b/a "GOBE"

By:

Name: Joseph Blanch, CEO

Date:

EXHIBIT D

Video Transcript

GoBe
Title: Republic.co Video
Length: 01:45

Sc #	VISUAL	AUDIO
1	**INT. KITCHEN** Top down shot of the GoBe, beautifully filled with all variety of snacks.	**N:** This is the GoBe snack spinner.
2	A MODEL HAND reaches in, presses the spinner. When it spins, GFX of "$3.7 Million" spins to the top	**N:** And this year it's on track to make over 3.7 million.
3	**INT. SNACK TABLE** At a beautiful home, MODEL CHILDREN and a PARENT, eating from GoBe spinners. One looks at camera, amazed.	**KID:** Wooowwww
4	**INT. WAREHOUSE - CHAIN HALLWAY** Joseph walks down the hallway, Camera moves over to reveal Solanda as well in the office area. GoBe boxes are stacked so you can see the logos.	**J:** Hi, I'm Joseph **S:** And I'm Solanda. And we're the creators of GoBe.
5	Camera continues moving to reveal the kids sitting on the boxes, happily snacking. Someone hands Joseph and Solanda each one of their twins.	**J:** And these guys.
6	Holding the twins	**S:** This year our family doubled…and so did our company!
7	**INT. OPEN SIDE WAREHOUSE** Joseph walks as he delivers. From behind the boxes, signs pop up "2021", "100,000". At the end of the row one of the kids throws confetti.	**J:** Thanks to your investment and support, in 2021 over 100,000 parents were able to say goodbye to some stress and power struggles, and give their kids more choices and more freedom with GoBe. And this year, we have plans to do even more.
8	**INT. WAREHOUSE** Solanda references a huge mountain of boxes. One of their kids SLIDES down the heap (alternate, just stands on top tooting a party	**S:** The first focus will be getting thousands of these Snack Spinner to even more customers - through retail.

	horn).	
9	**INT. KITCHEN** A MODEL MOM loads different snacks into the GoBe spinner.	**N:** Parents love GoBe because it's fun and empowers their children.
10	**INT. SNACK AREA** Some MODEL CHILDREN work with the spinner, filling it, spinning it, eating from it.	**N:** By allowing kids to pick their own snacks and manage their portions, it teaches them to listen to their bodies and self-regulate.
11	**EXT. WAREHOUSE** Solanda hands the spinner down to her own kids, who start snacking. Joseph walks by, and they high five.	**S:** Most foods aren't inherently bad or good - healthy eating is all about listening to your body, and giving it what it needs.
12	**INT. KITCHEN/SNACK TABLE** Product shots of the GoBe in action	**N:** Which is why the GoBe has 5 separate snack compartments for a variety of snacks. The parent provides, and the child decides - increasing trust between parent and child.
13	Fast cuts of closing compartment - slipping into bag - putting in washing machine	**N:** And it's easy on the parents. You can close it - pack it - and wash it.
14	**INT. KITCHEN** Next to a product shot of the GoBe, a whole list of 5 star customer reviews scroll down in GFX.	**N:** The reviews speak for themselves.
15	**INT. GOBE OFFICE AREA** Joseph and Solanda sort through a huge bucket labeled "FAN MAIL" that is filled with envelopes	**S:** Parents *love it*. We all know we should be giving our kids more freedom of choice…it can just be hard to do. So the GoBe really helps out.
16	They walk past hand painted signs that say "CHILD DIETICIAN" and "THERAPIST" - their two kids are dressed as dieticians and psychologists in dollar store costumes beneath the signs.	**J:** And we get all these positive reviews from child dieticians and occupational therapists too
17	A shelf with boxes on it, the boxes are pulled off by workers from behind - zoom, zoom, zoom.	**S:** This year we couldn't keep them on the shelves. We kept running out of inventory.
18	**INT. WAREHOUSE** A profits chart, made out of cheerio snacks, animates in	**N:** Which is why this year, it's time for GoBe to grow bigger.
19	**INT. SNACK AREA**	**KID:** Bigger?

	A kid looks at camera with a question	**N:** Yeah. A lot bigger.
20	**INT. WAREHOUSE** Boxes get stacked up, each with the name of the retailer painted on them.	**S:** We're happy to announce that last year we were stocked by Sam's Club, and we're currently in the middle of conversations with Target, WalMart, and Costco.
21		**N:** Which is where you come in.
22	We see a chart showing money raised from last year.	**J:** Your investment last year was absolutely critical for getting us into Sam's Club. We couldn't have done it without you. For those who invested last year, your investment has effectively doubled already!
23	3D Renders	**N:** Not to mention, the family is growing.
24		**S:** No no no, not *our* family - the *company* family
25	Joseph holding both of the twins, looking relieved.	**J:** Wow, you almost scared me there.
26	**INT. KITCHEN** The new products pop in behind the current GoBe product (ALT: We cut to 3D renders of the products)	**N:** GoBe's adding 3 new products to their line -
27	Product shot of large GoBe spinner	**N:** The much requested larger GoBe spinner
28		**S:** We get hundreds of requests for this product
29	The Bento Box product shot (3D Render)	**N:** The GoBe Bento style lunch box
30	Bento Box prototype in use in the 3D render	**J:** It's the classic spinner but with more storage space for a sandwich or larger items
31	We see the width of the Bento Box prototype pointed out in GFX	**S:** And it fits right in your backpack
32	**INT. SNACK TABLE AREA** Kid high fives	**KID:** Aw yeah
33	**INT. KITCHEN** Product shots of the Tiffin (3D Render)	**N:** And we're starting development on the GoBe Tiffin Style lunch box
34		**J:** Perfect for things like soups, rice based meals, or honestly anything you can possibly

		think of
35	**INT. KITCHEN** Product shot of the whole GoBe family. A button pops in GFX: INVEST TODAY (ALT: Edit through 3D Renders intercut with product shots)	**N:** So why not join the family yourself?
36	**INT. WAREHOUSE** Solanda and Joseph deliver to camera, while the kids celebrate in the background.	**S:** The child nutrition space just continues to grow. Our revenue is strong. Our customers love our product. But more important - it's amazing to see the impact it has on families.
37		**J:** As parents, we all want our kids to grow up to be happy, healthy, and resilient. At GoBe, it's our mission to give every child their best shot at doing just that - and it makes us so happy to see so many people behind us!
38	**INT. KITCHEN** GoBe in use	**N:** Invest in GoBe today, and get your piece of the snack tray.
39	**INT. WAREHOUSE** One of the kids face palms	**KID:** Aw geeez …dad Joke.
40	Product shot of GoBe. GFX with website and CTA. In the background, Joseph and Solanda play with the fam, confetti tossed around.	